11023082

SEC Mail Processing Section RECEIVED AUG 31 2011 Washington, DC 211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 34661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Arena Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Ave., 11th Floor
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Matthews 212-508-4778
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Ave (Address), New York (City), NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Matthews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Arena Capital Corp., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa M Hagerman
Notary Public, State of New York
No: 01HA4967184
Qualified in New York County
Commission Expires 8.2.14

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL ARENA CAPITAL CORP.

CONTENTS

Independent Auditors' Report 1

Statement of Financial Condition 2

Notes to Financial Statement 3-10

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Global Arena Capital Corp.

We have audited the accompanying statement of financial condition of Global Arena Capital Corp. (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statement, revised as described in Note 8 present fairly, in all material respects, the financial position of Global Arena Capital Corp. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 24, 2011,
except for Note 8 which is
dated August 29, 2011

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com

GLOBAL ARENA CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Assets		
Cash and cash equivalents	$ 241,922	
Deposit with clearing organization	50,003	
Commissions receivable	528,931	
Advances to registered representatives and employees, net	60,070	
Fixed assets, net of accumulated depreciation	14,318	
Prepaid expenses	124,875	
Due from affiliates	3,320	
Total Assets		$ 1,023,439
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable	$ 673,482	
Accounts payable and accrued expenses	112,513	
Due to affiliates	6,728	
Total Liabilities		$ 792,723
Stockholders' Equity		
Common stock, par value $1.00 per share; 12,000 shares authorized; 10,504 shares issued and outstanding	10,504	
Additional paid-in capital	1,603,635	
Accumulated deficit	(1,383,423)	
Total Stockholders' Equity		230,716
Total Liabilities and Stockholders' Equity		$ 1,023,439

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

Global Arena Capital Corp. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company is a majority owned subsidiary of JSM Capital Holding Corp.

The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker, RBC Correspondent Services (the "Clearing Broker"), a subsidiary of the Royal Bank of Canada. The Company services both retail and institutional accounts in a variety of securities transactions. The Company also has correspondent agreements with mutual fund companies and acts as an agent to sell their products.

During the year ended December 31, 2010, the Company entered into an Office of Supervisory Jurisdiction agreement ("OSJ") whereby the OSJ introduces transactions with and for customers. The Company provides supervisory oversight for the branch office.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement, as well as the reported amounts of revenues and expenses during the reporting period. The principal areas affected by estimates are the allowance for any potential non-collection and the deferred tax asset valuation allowance. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

The Company assesses the recoverability of its long lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated futures cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. Based on its assessments, the Company did not incur any impairment charges for the year ended December 31, 2010.

CONCENTRATIONS OF CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. Accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

ADVANCES TO REGISTERED REPRESENTATIVES AND EMPLOYEES

From time to time, and in the normal course of business, the Company may advance funds or pay expenses on behalf of its registered representatives or employees. The Company generally establishes an allowance for uncollectible amounts to reflect the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the statement of operations. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding, as it relates to each individual registered representative or employee. As of December 31, 2010, the Company has established an allowance of approximately $63,000 for any non-collectible advances.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company accounts for income taxes under the provisions of Accounting Standards Codification ("ASC") 740 - Income Taxes. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions occurring through February 24, 2011 except for Note 8 which is dated August 29, 2011, the date the financial statement was available to be issued, require adjustment to or disclosure in the financial statement.

NOTE 3 - FAIR VALUE - NON FINANCIAL ASSETS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets, as well as other inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the statement of financial condition, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, receivables, accrued expenses and other liabilities.

NOTE 4 - LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2010, the Company incurred a net loss of $172,124. Historically, cash requirements have been funded from operations and capital contributions from its stockholders (See Note 9). The Company believes that it will have sufficient resources to fund its future business activities in a similar manner.

However, if market conditions should weaken, the Company may need to consider curtailing certain of its business activities, reducing its fixed overhead costs and/or seek additional sources of financing.

NOTE 5 - DEPOSIT WITH CLEARING ORGANIZATION

As of December 31, 2010, amounts due from the clearing organization consisted primarily of cash deposits in accordance with the clearing arrangement.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

Office equipment	$19,575
Accumulated depreciation	(5,257)
Property and Equipment, Net	$14,318

NOTE 7 - INCOME TAXES

As of December 31, 2010, the Company had approximately $1,267,000 of federal net operating loss carryforwards available to offset future taxable income. These net operating losses which, if not utilized, begin expiring in 2025. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company's net operating loss carryforward may be subject to an annual limitation in the event of a change of control. The Company performed a preliminary evaluation as to whether a change of control has taken place and concluded that no such change has occurred to date.

NOTE 7 - INCOME TAXES (CONTINUED)

At December 31, 2010, the Company has a deferred tax asset of approximately $507,000, which consists primarily of net operating loss carryovers. Deferred income taxes reflect the net tax effects of operating loss and or tax credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. ASC 740 "Income Taxes" requires that a valuation allowance be established when it is "more likely than not" that all, or a portion of, deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates the length of carryback and carryforward periods, and expectations of future profits, etc. The Company believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance for the full amount as of December 31, 2010. The change in the deferred tax valuation allowance increased by approximately $48,000 during the year ended December 31, 2010.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

The Company's uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (federal) and in primarily New York. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2006.

NOTE 7 - INCOME TAXES (CONTINUED)

As of December 31, 2010, the net deferred tax asset was comprised of as follows:

Net Deferred Tax Asset (Liability)	
Deferred Tax Asset	
Net operating loss carryovers	$507,000
Total Deferred Tax Asset	507,000
Less valuation allowance	(507,000)
Deferred Tax Asset, Net of Valuation Allowance	$ --

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. This requires that the Company maintain minimum net capital of $50,000, and also requires that the ratio of aggregate indebtedness, to net capital, both defined, shall not exceed 15 to 1. In addition, advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC and other regulatory agencies.

In August 2011, the Company was notified by FINRA that certain deductions in calculating aggregate indebtedness were disallowed in accordance with the SEC's technical interpretation of such matters. As a result the Company was informed to refile their annual report with the recomputed changes.

As of December 31, 2010 (as revised), the Company had net capital of $28,133; the Company was required to maintain a net capital of $52,848 and was deficient by $24,715. As of August 29, 2011, the Company was in compliance with its net capital requirement. The Company may be subject to certain assessed penalties for noncompliance which are expected to be de minimis.

NOTE 9 - RELATED PARTIES

During the year ended December 31, 2010, the Company issued 55 shares of common stock to an affiliated company for $50,000. Such proceeds were obtained by the affiliated company through a private placement offering with outside investors.

NOTE 9 - RELATED PARTIES (CONTINUED)

During the year ended December 31, 2010, an affiliated company (a principal founder of Global Arena Capital Corp.), whose managing member is a stockholder and officer of the Company, made payments on behalf of the Company totaling $168,792 for occupancy costs in accordance with a commercial sub-lease agreement. Such payments were reflected as occupancy costs in the statement of operations and as capital contributions.

The Company has an expense sharing agreement with affiliated companies whose officers are officers and stockholders of the Company. The Company has charged approximately $443,000 to these affiliates for their share of operating expenses under this agreement during the year ended December 31, 2010. As of December 31, 2010, due from affiliated companies was $3,320 and payable to an affiliated company amounted to $6,728.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company currently is not involved in any legal proceedings.

INDEMNIFICATION

The Company is engaged in providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis. The Company permits the clearing firm to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses it incurs while extending credit to the Company's clients.

NOTE 10 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

INDEMNIFICATION (CONTINUED)

It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction and included in advances to registered representatives and employees in the accompanying statement of financial condition, and/or (iii) charged as an expense in the statement of operations, based on the particular facts and circumstances.

The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statement for this indemnification.

OPERATING LEASE

The Company has a month to month service agreement for office space with an affiliated company that is also a stockholder of the Company. Under the terms of the agreement the Company is not obligated or required to reimburse the stockholder for its rent obligations. The services were accounted for as non-cash contributions of capital by the stockholder. The lease agreement is held in the name of the stockholder and the Company is not a direct party to the lease. (See Note 9).

GLOBAL ARENA CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010